NATHAN W. DRAGE, P.C.
                           A Professional Corporation
                                 ATTORNEY AT LAW
                         Licensed in Utah and California
                               4766 Holladay Blvd.
                              Holladay, Utah 84117
                    Telephone (801)273-9300 Fax (801)273-9314

                                                     October 12, 2007

VIA Fax (202)772-9202
John Stickel
United States Securities
  and Exchange Commission
450 Fifth Street, N.W.
Washington, DC   20549-0405

         Re: MailTec, Inc.

Dear John:

         As a follow-up to our telephone conversation dated October 4, 2007, we provide revisions of the MailTec, Inc. ("the Company") Preliminary 14C filing as follows:

A. Proposal - Recapitalization of the Issued and Outstanding Shares of Common Stock Through a Reverse Split; Change in the Name of the Company; Increase in Authorized.

1. Reverse Split of the Common Stock. Paragraph 4 - the following language was added:

         Though the rights of the existing shareholders will not be altered, the reverse split will result in dilution to the shareholders. Additionally, management will have substantially more "authorized but not issued" shares available to use in the event of a hostile take-over. Though no such take-over is foreseeable at this time given the current financial situation of the Company, nonetheless such ability by management to avert a take-over could, in theory, not be in the best interest of the shareholders. Alternatively, management will also be able to use such "authorized but not issued" shares for the purposes of acquisitions. Such acquisitions may be made without shareholder approval. Existing or prospective shareholders should carefully consider these issues in making a decision to buy, hold, or sell, shares of the Company's common stock.

Page two

B. Changes in Control.

         Paragraph 1 - the following language was added:

         Consequently, there are currently no plans or arrangements to change management of the company or effect an agreement with a new business opportunity.


         We hope the foregoing information and changes to the Company's filing is sufficient to proceed with filing a definitive copy and mailing to the shareholders. If you have any further questions or comments, please do not hesitate to contact my office.

                                           Sincerely,

                                           /s/ Nathan W. Drage

                                           Nathan W. Drage, Esq.

                           Statement of MailTec, Inc.

         MailTec, Inc. ("the Company") acknowledges and affirms:

         1. That it is responsible for the adequacy and accuracy of the disclosure in its filings pursuant to Schedule 14C;

         2. Comments by the staff ("Staff") of the Securities and Exchange Commission Staff ("the Commission"), or changes to disclosure in response to Staff comments, do not foreclose the Commission from taking any action with respect to the Company's filing; and

         3. The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

         October 12, 2007.

                                        MailTec, Inc.


                                        /s/ Jeff A. Hanks
                                        -------------------
                                        Jeff A. Hanks